EXHIBIT 99.5

FOR IMMEDIATE RELEASE

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Catherine ENCK
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Thomas FELL
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Patricia MARIE
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Paul FLOREN
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Christine de CHAMPEAUX
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Laurence FRANCISCO
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Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Isabelle CABROL
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Charles-Edouard ANFRAY
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Franklin BOITIER
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TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
TotalFinaElf Launches Development of Angola’s Deepwater Dalia Field

Paris, May 5, 2003 – State-owned Sonangol of Angola has authorized TotalFinaElf, as operator of Block 17, to award the key contracts for developing the Dalia oil field.

Discovered in 1997, near the Girassol field, Dalia is located 135 kilometers offshore in water depths of between 1,200 and 1,500 meters.

The development project includes 34 production wells, 30 water injection wells and three gas injection wells. The floating production storage and offloading (FPSO) vessel for Dalia will constitute a second pole of production on Block 17. Capable of processing 240,000 barrels of oil per day, the Dalia FPSO will also have a storage capacity of 2 million barrels of oil. In total, the development of the Dalia project represents an estimated investment of $3.4 billion.

The launch of Dalia, due on stream during the second half of 2006, is a key step in the development of Block 17, where 15 earlier discoveries have been made. It follows the development of Girassol, brought on stream in late 2001, and Jasmim, a satellite to the Girassol field, which is scheduled to begin production in the second half of 2003.

The concessionaire of Block 17 is Sonangol. TotalFinaElf has a 40% interest in Block 17 along with Esso Exploration Angola (Block 17) Ltd. (20%), BP Exploration (Angola) Ltd. (16.67%), Statoil Angola Block 17 AS (13.33%) and Norsk Hydro (10%).

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